UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by the controlling shareholder for the Fiscal Council

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Rio de Janeiro, March 12, 2021 - Petróleo Brasileiro S.A.- Petrobras, pursuant to the CIRCULAR LETTER/CVM/SEP/Nº01/2021, discloses the names of candidates nominated by the controlling shareholder, represented by the Federal Union, to the Fiscal Council, whose elections will take place at the General Shareholders’ Meeting on April 14, 2021.

The controlling shareholder is nominating the following candidates:

Candidate's name	Nomination Role
Agnes Maria de Aragão da Costa	Member of the Fiscal Council (main)
Jairez Elói de Sousa Paulista	Member of the Fiscal Council (alternate)
Sergio Henrique Lopes de Sousa	Member of the Fiscal Council (main)
Alan Sampaio Santos	Member of the Fiscal Council (alternate)
José Franco Medeiros de Morais	Member of the Fiscal Council (main)
Gildenora Batista Dantas Milhomem	Member of the Fiscal Council (alternate)

Resumes of nominees are below:

Agnes Maria de Aragão da Costa, she is Head of the Special Advisory on Regulatory Affairs, specializing in Energy and Mining Economies. She has been working at the Ministry of Mines and Energy for 16 years recommending and designing public policies. She holds a B.A. in Economic Sciences from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Energy from the University of São Paulo (USP). She has a public official career as Specialist in Public Policy and Government Management, she is a member of the Fiscal Council of Petrobras. She was a member of the Board of Directors of Norte Energia. She was an alternate member of Petrobras' Fiscal Council from 2015 to 2020. She had been a member of the Board of Directors of CEAL and CEPISA and a member of the Fiscal Council of Eletrobras.

Jairez Elói de Sousa Paulista has B.A. in Management, specializing in Public Administration and Business Management, as well as in Data Processing (System Analysis). He has specialization in Human Resources Development and a Master of Science degree in Public and Business Management - both from Fundação Getúlio Vargas (FGV) – and is pursuing a doctorate degree in Management, with emphasis on project management in sectorial governance. Attended and completed numerous courses in various segments of management, including the main topics and contents of this area, as well as management development and executive training. He has more than thirty years of activities in the Federal Public Administration - having entered by public examination - with professional experience developed in the exercise of technical and managerial activities of direction, coordination, supervision and advisory, in areas of: Planning; Budget and Finance; Logistics; Public Ethics Management; Public Policies; Risk Management; Ombudsman Management; Information Systems; Information Technology; Public Governance; Debureaucratization; Modernization/Quality; Organizational Models; Digital Transformation; and

People/HR Management. The development of activities in these areas, among others, took place in the exercise of advisory positions and senior management at tactical and strategic levels, such as Special Advisor to the Minister of State, Advisor, Under Secretary, General Coordinator, for example. He also has solid experience in acting as a member of Fiscal Councils of state-owned companies. He has also worked in higher education for over twenty-five years as a University Professor, having taken part in over one hundred examining boards for the conclusion of undergraduate and graduate courses. He has several published works as author and co-author and has presented papers in seminars, congresses and similar events in Brazil and abroad.

Sergio Henrique Lopes de Sousa, graduated in Naval Sciences from the Naval School, specializing in International Management and holds an MBA in Business Management from COPPEAD/UFRJ Institute. Holds a master’s degree in Production Engineering from Fluminense Federal University (UFF) and Master of Science degree in “National Resource Strategy” by the National Defense University (NDU) in Washington, D.C. – USA and Doctorate degree in Naval Sciences by the School of Naval Warfare. Captain of the Sea and War of the Navy Steward Corps, in addition to having served as Director and Deputy Director of administrative units, he has performed, for about 37 years of service for the Navy, having multiple activities related to budgetary and financial planning and execution, logistics and internal control. Former member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo S.A. (PPSA). He is currently Head of the Special Advisory for Internal Control of the Ministry of Mines and Energy.

Alan Sampaio Santos, graduated in Law by Processus/DF, (OAB 56361), in System Analysis by PUC/RJ, graduated as Artillery Officer by the Academia das Agulhas Negras and in Physical Education by the Army Physical Education School and Post-graduation in Sports Training by Gama Filho University/RJ. Master in Defense, Security, Integral Defense and Integration, Institute of High Studies and National Defense - IAEDEN, Caracas/Venezuela, Master’s degree in Military Sciences - School of Command and General Staff of the Army. Special Advisor to the Minister of Mines and Energy (2018/2020). Officer in the Army Commander’s Office (2004/2005 and 2013/2015). Head of the Public Relations Section of the Army’s Social Communication Center (2011). Social Communication Officer for the Brazilian Battalion in Haiti (2009). Commander of the 11th Field Artillery Group (2007/2008). Military Advisor to the United Nations, in East Timor (2006) and a United Nations Observer in Angola (1996).

José Franco Medeiros de Morais, is a career employee of the National Treasury Secretariat since 2001 and currently holds the position of Deputy Secretary of the Public Debt. He has worked as a consultant in several emerging countries on topics such as capital market development, public debt management, fiscal risks and indebtedness of subnational governments. He holds a PhD in Economics from the University of Brasília and is a professor of Macroeconomics and Finance. He has extensive experience as a Fiscal Council, having worked in companies such as BB-DTVM, BB-BI, BB-Cartão, BNDESPar and Petrobras.

Gildenora Batista Dantas Milhomem, Federal Auditor of Finance and Control at the National Treasury Secretariat of the Ministry of Finance, Bachelor in Accounting, with specialization in Public Administration from EBAPE/FGV, currently holds the position of Undersecretary of Public Accounting at STN/MF. She serves as Operational Coordinator of the Advisory Group on Brazilian Public Accounting Technical Standards for the Public Sector (GA NBC TSP), of the Federal Accounting Council (CFC); Chairman of the Board of Directors of Fundação Assefaz); Member of the Fiscal Council of TRANSPETRO as representative of the National Treasury Secretariat. She has held several positions within the federal public administration, among them: General Secretary of Administration of the General Advocacy of the Union; Superintendent of Administration and Finance of the National Civil Aviation Agency; Director of Strategic Management of the Ministry of Tourism; Undersecretary of Planning, Budget and Administration of the Ministry of Finance. She also chaired the Board of Directors of Casa da Moeda do Brasil (CMB) and Empresa Gestora de Ativos (EMGEA); was a member of the Board of Directors of Serviço Federal de Processamento de Dados (SERPRO) and member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo S.A. (PPSA).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer